# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ming Shing Group Holdings Ltd, CIK 0001956166
CUSIP: G61440106
Title of class of securities: Ordinary shares, par value $0.0005 per share
Address of issuer's principal executive offices: Office Unit B8, 27/F, NCB Innovation, Centre, No.888 Lai Chi Kok Road Kowloon,, Hong Kong, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 11/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002098070

## Reporting persons
- Relaxandrinks Ltd: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 5,400,000; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Mr. Chi Ming Lam, the Issuer's non-independent director, executed a Secured Promissory Note with the Reporting Person on October 30, 2025, agreeing to repay a principal sum of US$1.6 million, with the debt secured by a pledge of 5,400,000 of Ming Shing Group Holdings Ltd's Ordinary Shares (par value US$0.0005) under a simultaneously executed Stock Pledge Agreement. The Reporting Person may elect to acquire the Pledged Shares instead of cash repayment, and upon default or exercise of this right, may take possession of the shares. Absent enforcement events, Mr. Lam retains voting rights and dividend entitlements for the Pledged Shares, subject to restrictions protecting the collateral value.)

## Item 1. Issuer
Name of issuer: Ming Shing Group Holdings Ltd
Address of issuer's principal executive offices: Office Unit B8, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong, K3, 00000

## Item 2. Person Filing
Name of person filing: Relaxandrinks Limited
Address of principal business office or, if none, residence: 201 Auchenbowie House, Auchenbowie, Stirling, Scotland, United Kingdom, FK 78HE
Citizenship: United Kingdom/X0

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.00%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,400,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Relaxandrinks Ltd: Lai chingshan, Lai chingshan/Director (12/02/2025)